

Mail Stop 3561

September 30, 2016

Micky Pant
Chief Executive Officer
Yum! China Holdings, Inc.
1441 Gardiner Lane
Louisville, KY 40213

   Re: Yum! China Holdings, Inc.
     Amendment No. 6 to
     Form 10-12B
     Filed September 27, 2016
     File No. 001-37762

Dear Mr. Pant:

  We have reviewed your September 27, 2016 amendment and have the following comment. Please provide us with the requested information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 10

Exhibit 99.1

General

1. We note that you have entered into investment and shareholder's agreements with two investors in which the company will receive $460 million immediately following the distribution in exchange for approximately 5% of the common stock of the company, warrants to purchase an additional 2% of the common stock of the company and board designation rights. We also note that the number of shares of common stock to be issued may be adjusted by reference to an 8% discount to the volume weighted average trading price over a 30-day period following the distribution. Based on the foregoing, please explain to us whether the shareholders who receive common stock in the distribution are providing consideration or giving up value for the spun-off shares within the meaning of Section 2(a)(3) of the Securities Act.

You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure